Inflection Point Acquisition Corp.

34 East 51st Street, 5th Floor

New York, New York 10022

October 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: James Lopez

Re:	Inflection Point Acquisition Corp.
Registration Statement on Form S-4
Filed October 13, 2022
File No. 333-267846

Dear Mr. Lopez:

Reference is made to the Registration Statement on Form S-4 (File No. 333-267846) (the “Registration Statement”) filed by Inflection Point Acquisition Corp. on October 13, 2022. Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours,

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Co-Chief Executive Officer

cc: Joel Rubinstein, White & Case LLP